UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2008
Shanda Interactive Entertainment Limited

(Translation of registrant’s name into English)
No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai, China 201203

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Shanda Interactive Entertainment Limited Announces Pricing of $155 Million
Convertible Senior Notes
Shanghai, China — September 10, 2008 — Shanda Interactive Entertainment Limited (NasdaqGS: SNDA, “Shanda” or the “Company”), a leading interactive entertainment media company in China, today announced it priced an offering of $155 million aggregate principal amount of convertible senior notes due 2011 (the “Notes”) through a private offering within the United States to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”). The Company also granted the initial purchasers of the Notes a 13-day option to purchase up to an additional $20 million aggregate principal amount of the Notes.
The Notes will pay interest semi-annually at the annual rate of 2.0% and will mature on September 15, 2011. The Notes will be initially convertible into, at the Company’s election: (i) a combination of cash, and if applicable under the conversion terms, the Company’s ordinary shares, which may be in the form of the Company’s American depositary shares (“ADSs”) at an initial conversion rate of approximately 28.5714 ADSs per $1,000 principal amount of Notes, subject to adjustment under certain circumstances, which is equivalent to an initial conversion price of $35.00 per ADS, or (ii) cash only. Holders of the Notes may also require the Company to repurchase all or a portion of the Notes upon certain fundamental changes. The sale of the Notes is expected to close on September 16, 2008. The initial conversion price represents a premium of approximately 25.31% to the last reported sale price of the Company’s ADSs on September 9, 2008.
The Company intends to use the entire net proceeds of the offering, including the net proceeds from any exercise of the over-allotment option, together with cash on hand, to repurchase an aggregate of $175 million of ADSs, subject to provisions that establish a maximum and minimum number of ADSs that may be repurchased, pursuant to an accelerated share repurchase transaction that the Company entered into with one of the initial purchasers or its affiliates.
This announcement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities. Neither the Notes nor the Company’s ordinary shares represented by the ADSs, if any, issuable upon conversion have been registered nor will they be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States except pursuant to an exemption from registration requirements of the Securities Act and applicable state laws.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the establishment of the accelerated share repurchase program, the Company’s anticipated repurchase of ADSs, and the amount of ADSs authorized to be repurchased, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to be materially different from those described in the forward-looking statements, including but are not limited to whether the Company will offer the Notes or consummate the offering, whether the Company will enter into the accelerated share repurchase transaction, the anticipated terms of the Notes and the offering, the anticipated use of the proceeds of the offering, the anticipated terms of the accelerated share repurchase transaction, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.
Contact
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn
SNDA/G

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanda Interactive Entertainment Limited
Date: September 10, 2008	By:	Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Chief Executive Officer